SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

_______________________

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

963025887

(CUSIP Number of Class

of Securities)

Calgary Leveen

185 Wythe Avenue Suite 9D

Brooklyn, NY 11249

(212) 548-6504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 10

CUSIP No. 963025887	13D	Page 2 of 10

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Anhinga Investment Partners LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,674.4(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,674.4(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,674.4(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) .5%
14	Type of Reporting Person* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Assumes conversion of Series B Preferred Shares, Series D Preferred Shares, and Convertible Notes to Common Shares.

CUSIP No. 963025887	13D	Page 3 of 10

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Banyan Advisors LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 14,131.0(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 14,131.0(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,131.0(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Assumes conversion of Series B Preferred Shares, Series D Preferred Shares, and Convertible Notes to Common Shares.

CUSIP No. 963025887	13D	Page 4 of 10

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Calgary Leveen I.R.S. I.D. No
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 18,805.4(1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 18,805.4(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,805.4(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 1.9%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Comprised of securities held through Anhinga Investment Partners LLC and Banyan Advisors LLC.

(2) Assumes conversion of Series B Preferred Shares, Series D Preferred Shares, and Convertible Notes to Common Shares.

CUSIP No. 963025887	13D	Page 5 of 10

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain information contained in the Schedule 13D filed by Calgary Leveen on May 16, 2023, with respect to his interests in the Common Stock, par value $0.01 per share (the “Common Shares”) of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Issuer”) (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 5. Interest of Securities of the Issuer.

Item 5 is amended by adding the following:

(a) and (b) Beneficial ownership

As of the date of this Amendment No. 1 to Schedule 13D, the Reporting Persons collectively own less than 5% of the total outstanding Common Shares.

(c)       Transactions during the past sixty days

Information with respect to the each of the Reporting Person’s transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

As of August 25, 2023, the Reporting Persons owned less than 5% of the total outstanding Common Shares.

Item 7. Materials to be Filed as Exhibits

Joint Filing Agreement incorporated by reference to Exhibit 1 to the 13D.

CUSIP No. 963025887	13D	Page 6 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed on behalf of each of the Reporting Persons.

Dated as of:  August 31, 2023

ANHINGA INVESTMENT PARTNERS, LLC

By:	/s/ Calgary Leveen
Calgary Leveen
Managing Member

BANYAN ADVISORS LLC

By:	/s/ Calgary Leveen
Calgary Leveen
Managing Member

/s/ Calgary Leveen
Calgary Leveen

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 963025887	13D	Page 7 of 10

ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Anhinga

Date of Transaction

07/27/2023

07/27/2023

07/27/2023

07/27/2023

07/27/2023

07/28/2023

07/28/2023

07/28/2023

07/28/2023

07/28/2023

07/28/2023

07/28/2023

07/28/2023

07/28/2023

07/28/2023

07/28/2023

08/02/2023

08/02/2023

08/03/2023

08/03/2023

08/04/2023

08/04/2023

08/0820/23

08/08/2023

08/08/2023

08/08/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

Quantity Purchased (Sold)(4)

(200)(2)

(200)(2)

(200)(2)

(900)(2)

(400)(2)

(684)(1)

(500)(1)

(200)(2)

(200)(2)

(100)(2)

(1,100)(2)

(1,855)(2)

(1,400)(2)

(200)(1)

(446)(1)

(300)(2)

(2,491)(2)

200(3)

1,300(3)

1,500(3)

1,800(3)

(2)(2)

(207)(2)

(800)(2)

(1,100)(2)

(1,100)(2)

(1,939)

(1,000)

(100)

(100)

(100)

(500)

(100)

(1,000)

(1,200)

(1,100)

(1,400)

(1,400)

Price per Share(4)

$11.50

$11.50

$11.50

$11.50

$11.50

$1.55

$1.55

$11.71

$11.71

$11.71

$11.71

$11.71

$11.71

$1.55

$1.55

$11.71

$12.04

$50.00

$50.00

$50.00

$50.00

$11.96

$11.84

$11.84

$11.84

$11.84

$0.60

$11.68

$0.60

$0.60

$0.60

$11.68

$0.60

$11.68

$0.60

$0.60

$0.60

$0.60

CUSIP No. 963025887	13D	Page 8 of 10

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/09/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/10/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

(561)

(1,000)

(1,000)

(1,600)

(1,500)

(4,900)

(400)(2)

(1,100)(2)

(1,500)(2)

(1,100)(2)

(1,000)

(900)

(2,200)

(553)

(5,347)

(4,000)

(5,163)

(1,000)

(1,300)

(1,000)

(1,000)

(900)

(370)

(800)

(1,000)

(1,200)

(800)

(1,200)

(1,200)

(1,000)

(600)

(400)

(700)

(1,367)

(1,000)

(4,000)

(1,000)

(112)

(1)

(541)

(1)(2)

(2,000)

(2,000)

(346)

(100)

(6)

$0.60

$0.60

$0.60

$0.60

$0.60

$0.60

$11.68

$11.68

$11.68

$11.68

$0.60

$0.60

$0.60

$0.60

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.59

$0.48

$0.48

$11.72

$0.48

$0.48

$0.48

$0.48

$0.48

CUSIP No. 963025887	13D	Page 9 of 10

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/11/2023

08/14/2023

08/14/2023

08/14/2023

08/14/2023

08/14/2023

08/14/2023

08/15/2023

08/15/2023

08/15/2023

08/15/2023

08/15/2023

08/15/2023

08/15/2023

08/15/2023

08/15/2023

08/15/2023

08/16/2023

08/16/2023

08/16/2023

08/16/2023

08/16/2023

08/16/2023

08/16/2023

08/16/2023

08/16/2023

08/16/2023

08/16/2023

08/30/2023

(10)

(545)

(300)(2)

(200)

(4,500)

(1,400)

(1,200)

(2,800)

(99)(2)

(100)(2)

(1,800)

(900)

(10,000)

(5,600)

(3,900)(2)

(5,701)

(2,000)

(5,000)

(4)

(37)

1,200(3)

(2,197)

(5,000)

(1,400)

(800)

(3,400)

(2,000)

(2,400)

(10,000)

(10,000)

(2,500)

(2,100)

(15,400)

(10,000)

(3,500)

(2,300)

(4,000)

(309)

(9,891)

305(3)

$0.48

$0.48

$11.72

$0.48

$0.48

$0.48

$0.48

$0.48

$11.72

$11.72

$0.48

$0.48

$0.41

$0.41

$11.72

$0.41

$0.41

$0.41

$0.45

$0.45

$50.00

$0.45

$0.45

$0.45

$0.45

$0.45

$0.45

$0.45

$0.47

$0.47

$0.47

$0.47

$0.47

$0.47

$0.47

$0.47

$0.47

$0.47

$0.47

$52.00

CUSIP No. 963025887	13D	Page 10 of 10

08/08/2023

08/08/2023

08/08/2023

08/08/2023

08/08/2023

08/10/2023

08/11/2023

08/14/2023

08/15/2023

08/17/2023

08/17/2023

08/17/2023

08/17/2023

08/17/2023

08/17/2023

08/18/2023

08/18/2023

08/18/2023

08/18/2023

08/18/2023

08/18/2023

08/21/2023

08/21/2023

08/21/2023

08/21/2023

08/21/2023

08/21/2023

08/22/2023

08/24/2023(4)

08/24/2023

08/25/2023

08/25/2023

08/25/2023

08/25/2023

08/25/2023

08/25/2023

08/25/2023

08/29/2023

Banyan

150(3)

547(3)

2,000(3)

300(3)

700(3)

(1,100)(2)

(1)(2)

(2,999)(2)

(2,7262)

1,000(3)

1,453(3)

(1,044)(1)

(2,016)(2)

(60,000)

(9,202)

(13,956)(1)

(9,000)(2)

(40,798)

(27,870)

(12,911)

(72)

549

(5,000)(2)

(100,000)

(50,000)

(10,402)

(42,040)

(6,931)

(250)

(2,000)

(1,300)

(1,500)

(250)

(4,000)

(200)

(500)

(4,992)

1,000(3)

$50.00

$50.00

$50.00

$50.00

$50.00

$11.80

$11.80

$11.80

$0.50

$48.80

$50.00

$1.59

$11.50

$0.45

$0.45

$1.50

$11.25

$0.45

$0.47

$0.50

$0.50

$50.00

$11.50

$0.40

$0.41

$0.47

$0.39

$11.50

$4.09

$3.85

$4.00

$4.00

$4.00

$4.00

$4.00

$4.00

$3.90

$51.73

Leveen

None.

All purchases were effected through open market or privately negotiated transactions.

(1)	Represents purchase or sale of Series B Preferred Stock.

(2)	Represents purchase or sale of Series D Preferred Stock.

(3)	Represents purchase or sale of Convertible Notes.

(4)	Transactions prior to this date represent pre-1 for 10 Reverse Stock Split Common Share prices. Transactions on and after this date represent the post-1 for 10 Reverse Stock Split Common Share prices.